Pursuant to Rule 433

Registration No. 333-213160

May 3, 2018

GATX Corporation

PRICING TERM SHEET

May 3, 2018

Issuer:	GATX Corporation

Security:	4.550% Senior Notes due 2028

Size:	$300,000,000

Maturity Date:	November 7, 2028

Coupon:	4.550%

Interest Payment Dates:	May 7 and November 7, commencing November 7, 2018

Benchmark Treasury:	UST 2.750% due February 15, 2028

Benchmark Treasury Price and Yield:	98-10; 2.950%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	4.550%

Price to Public:	100.000%

Redemption:	At any time prior to August 7, 2028, at a make-whole price equal to the greater of (a) 100% of the principal amount or (b) discounted present value at Treasury rate plus 25 basis points; and on or after August 7, 2028, at 100% of the principal; plus, in each case, accrued interest to but excluding the redemption date

Pricing Date:	May 3, 2018

Expected Settlement Date:	May 7, 2018 (T+2)

Expected Ratings*:	Baa2 (stable)/BBB (stable) (Moody’s/S&P)

CUSIP/ISIN:	361448 BC6/US361448BC68

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Senior Co-Managers:	Mizuho Securities USA LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc. Loop Capital Markets LLC MUFG Securities Americas Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.